SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 29)
Under the Securities and Exchange Act of 1934

Salomon Brothers Municipal Partners Fund II, Inc.
(MPT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

794918102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 7 pages)
There is one exhibit attached.

Item 1.  Security and Issuer

Common Stock
Salomon Brothers Municipal Partners Fund II, Inc.
Salomon Brothers Asset Management
125 Broad Street
10th Floor, MF-2
New York, New York 10004


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation ? Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated shares of MPT on behalf of accounts that are managed by KIM (?the Accounts?) under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

(a) KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of MPT fit the investment guidelines for various Accounts. Shares have been acquired since December 24, 1997.

(b) A press release announcing that a settlement agreement has been reached with the Fund, as well as the basic terms of that settlement agreement is attached hereto (Exhibit 1).


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 381,525 shares, which represents 6.35% of the outstanding Shares. George Karpus presently owns 17,900 shares purchased on August 15 & 16, 2001 at $12.60 (7,500 shares), August 21 & September 19 at $12.71 (2,500 shares), April 14,
2003 at $13.06 (600 shares), and May 6, 7 & 9 at $13.40 (9400 shares).He sold on June 28, 2005 at $ 13.50 (200 shares), June  29 at $13.59 and $
13.60 (1000 shares), and June 30 at $ 13.61 (100 shares), July 6, 2005 at $
13.53 (300 shares),  July 7 &11 at $ 13.56 (200 shares), and July 14 at
$13.54 (300 shares). Jo Ann Van Degriff owns 1150 shares purchased on
May 10, 2005 at $12.70. Karpus Management, Inc. presently owns 100 shares purchased on August 11, 2005 at $13.66. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 5.71%. Urbana Partners, L.P. currently owns
12,900 shares. None of the other Principals presently own shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) The first open market purchase occurred on December 24, 1997 as previously reported. Open market purchases for the last 60 days for the
Accounts.   There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
12/2/2005
-100
13.30

1/4/2006
-7500
13.01
12/7/2005
-1000
13.03

1/5/2006
-1700
13.05
12/8/2005
-500
13.10

1/11/2006
-300
13.35
12/19/2005
-1000
13.00





The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

On February 13, 2006, George W. Karpus, Karpus Management, Inc.
(d/b/a Karpus Investment Management) and its directors, officers and all of its respective affiliates entered into a settlement agreement with Salomon Brothers Municipal Partners Fund II, Inc. (the ?Settlement Agreement?). The summary of the settlement reached by Karpus and the Fund referred to in the press release is qualified in its entirety by reference to the full text of the settlement agreement reached, which has been filed by the Fund with the SEC (available for free at http://www.sec.gov). Karpus, the Fund and SBAM have agreed not to make any additional public statements relating to the settlement. Except for the Settlement Agreement, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MPT securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.



By:
Name:  	Sharon L.Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Dated:  	February 14, 2006



EXHIBIT ONE
Press Release Announcing Settlement Agreement
Transmitted February 13, 2006


FOR IMMEDIATE RELEASE


    Contact:	George W. Karpus, CEO
    	Phone:	(585) 586-4680
    	Fax:	(585) 586-4315
    	Toll Free:	1-866-527-7871
    	E-mail:	info@karpus.com

Karpus Investment Management Announces
Settlement with Salomon Brothers Funds

    Pittsford, New York, February 13, 2006 ? Karpus Management,
Inc. (?Karpus?), which is one of the largest shareholders of Salomon
Brothers Inflation Management Fund Inc. (?IMF?), Salomon Brothers
Municipal Partners Fund Inc. (?MNP?) and Salomon Brothers Municipal
Partners Fund II Inc. (?MPT?), announces that it has reached settlement agreements with Salomon Brothers Asset Management (?SBAM?)
pertaining to each of these Funds.
    Material terms include: (1) an immediate 10% tender offer at 98% of net asset value for IMF and MNP; (2) 5% semi-annual tender offers at 98% of NAV in 2007 and 2008, contingent upon discounts to NAV exceeding
5% for defined periods; (3) the commitment of the Boards of Directors of MPT and MNP to propose to shareholders a merger of MNP and MPT by July 2007; and (4) Karpus agreeing to terminate its existing proxy contests with the Funds and all outstanding litigation related thereto. The settlement agreements are also conditioned on shareholder approvals of the new management agreement between IMF and SBAM and MNP and SBAM.
Karpus believes that such a settlement could not have been achieved without the strong support it received from so many large and small shareholders of the Funds.
    Karpus commends the Funds? Boards with respect to these actions taken in response to the concerns of shareholders. The settlement agreements represent a strong, positive movement toward enhancing shareholder value for all holders of the Funds. As such, Karpus supports the proposed new management agreement as well as the director nominees indicated on IMF?s annual proxy statement, dated January 13, 2006.

THE SUMMARY OF THE SETTLEMENTS REACHED BY KARPUS
AND THE FUNDS REFERRED TO IN THIS PRESS RELEASE IS
QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT
OF THE SETTLEMENT AGREEMENTS REACHED, WHICH WILL
BE FILED BY THE FUNDS WITH THE SEC (AVAILABLE FOR FREE
AT HTTP://WWW.SEC.GOV).  KARPUS, THE FUNDS AND SBAM
HAVE AGREED NOT TO MAKE ANY ADDITIONAL PUBLIC
STATEMENTS RELATING TO THE SETTLEMENTS.

# # #
    END OF RELEASE

Karpus Investment Management is an independent, fee-based
Registered Investment Advisory firm with offices at 183 Sully?s
Trail, Pittsford, New York 14534.